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SEC MAIL RECEIVED MAY 28 2004 WASH. D.C. 155 SECTION PROCESSING

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-30639

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING April 1, 2003 ENDING March 31, 2004

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER
Wien Securities Corp.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

525 Washington Blvd.
(No. and Street)

Jersey City	New Jersey	07310
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Margaret Chou (212) 227-7414
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LILLING & COMPANY, LLP
(Name – if individual, state last, first, middle name)

10 CUTTER MILL ROAD	GREAT NECK	NY	11021
(Address)	(City)	(State)	(Zip Code)

CHECK ONE

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 03 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the exemption. See section 240,17a-5(e)(2).*

Sec 1410 (3-91)

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

OATH OR AFFIRMATION

I, Margaret Chou swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Wien Securities Corp., as of

March 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LORRAINE GROMEK
NOTARY PUBLIC OF NEW JERSEY
My Commission Expires Dec. 18, 2006

Notary Public

Margaret Chou
Signature

Financial Principal
Title

This Report ** contains (check all applicable boxes):

- [x] (a) Facing Page
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss)
- [x] (d) Statement of Cash flows
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of Consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) A report on internal control.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

OATH OR AFFIRMATION

I, Margaret Chou swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Wien Securities Corp., as of

March 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

____
Signature

____
Title

____
Notary Public

This Report ** contains (check all applicable boxes):

- [x] (a) Facing Page
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss)
- [x] (d) Statement of Cash flows
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of Consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) A report on internal control.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

SEC MAIL PROCESSING
RECEIVED
MAY 2 8 2004
WASH. D.C.
155
SECTION

WIEN SECURITIES CORP.

REPORT ON AUDIT OF FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

REPORT ON INTERNAL CONTROL

MARCH 31, 2004

Lilling & Company LLP

Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

Board of Directors and Stockholders
Wien Securities Corp.
Jersey City, New Jersey

We have audited the accompanying statement of financial condition of Wien Securities Corp. as of March 31, 2004 and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wien Securities Corp. at March 31, 2004 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

CERTIFIED PUBLIC ACCOUNTANTS

May 17, 2004

Ten Cutter Mill Road, Great Neck, NY 11021-3201 • (516) 829-1099 • Fax (516) 829-1065

WIEN SECURITIES CORP.

STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2004

ASSETS

Cash	$ 577,869
Receivable from broker dealers	8,933,676
Securities owned	3,705,498
Furniture and equipment, and leasehold improvements net of accumulated depreciation of $1,581,561	189,158
Other assets	172,001
	$ 13,578,202

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities

Securities sold, but not yet purchased	$ 1,454,436
Commissions payable	2,426,721
Accrued expenses and other liabilities	1,032,735
	4,913,892

Stockholders' equity

Common stock, no par value; $1.00 stated value, 5,000 shares authorized, 122 shares issued and outstanding	120
Additional paid-in capital	2,274,323
Retained earnings	6,389,867
	8,664,310
	$ 13,578,202

See notes to financial statements

WIEN SECURITIES CORP.

STATEMENT OF OPERATIONS
YEAR ENDED MARCH, 31 2004

REVENUE	
Trading	$ 31,209,210
Interest and other income	274,528
	31,483,738
EXPENSES	
Salaries and related costs	3,015,606
Commissions and clearing charges	13,419,203
Communications	5,274,642
Occupancy	530,365
Interest	15,438
Operating expenses	4,483,740
	26,738,994
NET INCOME	$ 4,744,744

See notes to financial statements

WIEN SECURITIES CORP.

STATEMENT OF CASH FLOWS
YEAR ENDED MARCH, 31 2004

Cash flows from operating activities	
Net income	$ 4,744,744
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	86,028
Increase in receivable from clearing broker	(5,272,891)
Increase in securities owned	(367,740)
Decrease in other assets	267,140
Decrease in securities sold, but not yet purchased	(1,473,756)
Increase in commissions payable	1,821,694
Increase in accrued expenses and other liabilities	366,732
Total adjustments	(4,572,793)
Net cash provided by operating activities	171,951
Cash flows from investing activities	
Cash paid for purchase of equipment	(81,074)
Net cash used by investing activities	(81,074)
Cash flows from financing activities	
Dividends paid	(4,436)
Net cash used by financing activities	(4,436)
NET INCREASE IN CASH	86,441
CASH - BEGINNING	491,428
CASH - END	$ 577,869

Supplemental disclosures of cash flow information:
Cash paid during the year for:

Interest expense	$ 15,438
Income taxes	$ 32,922

See notes to financial statements

WIEN SECURITIES CORP.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
YEAR ENDED MARCH 31, 2004

	COMMON STOCK	ADDITIONAL PAID-IN CAPITAL	RETAINED EARNINGS	TOTAL
Balance - April 1, 2003	$ 120	$ 2,274,323	$ 1,649,559	$ 3,924,002
Net income	-	-	4,744,744	4,744,744
Dividends paid	-	-	(4,436)	(4,436)
Balance - March 31, 2004	$ 120	$ 2,274,323	$ 6,389,867	$ 8,664,310

See notes to financial statements

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Wien Securities Corp. (the "Company") is a registered broker-dealer and clears its securities transactions on a fully-disclosed basis with another broker-dealer. The Company's main office is in New Jersey with additional offices in New Jersey, Florida and Colorado and its customers are located throughout the United States.

Income Taxes

The Company has elected to be taxed as an "S" Corporation under the Internal Revenue Code. An "S" Corporation generally pays no income taxes and passes through substantially all taxable events to the shareholders of the Company. State income taxes are provided based on statutory rates.

Securities Transactions

Securities transactions are recorded on settlement date, generally the third business day following the trade date. There is no material difference between the accounting on a settlement date basis as compared to a trade date basis.

Securities Owned

Securities owned and securities sold, but not yet purchased are recorded at current market value and consist substantially of equities.

Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements are recorded at cost. Depreciation is provided for by straight line and accelerated methods over the estimated useful lives of the assets.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management of the Company to use estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Clearing Arrangements

The Company as a non-clearing broker does not handle any customer funds or securities. The responsibility for processing customer activity rests with the Company's clearing firm, Spear, Leeds & Kellogg. If a customer or counter-party fail to perform, the Company may sustain a profit or a loss if the market value of the securities differs from the contract price. During the year ended March 31, 2004, no such material losses have occurred.

Significant Credit Risk

All securities owned and securities sold, but not yet purchased are held at Spear, Leeds & Kellogg. The receivable from broker dealers is due from Spear, Leeds & Kellogg.

2. SALARY REDUCTION RETIREMENT PLAN

The Company sponsors a salary reduction (Section 401(k)) retirement plan for its employees. Employees may contribute a percentage of their pre-tax salary up to amounts specified in the plan agreement. The Company does not contribute to the plan.

3. COMMON STOCK

The stockholders of the Company have entered into an agreement relating to the "S" Corporation status. The agreement limits the transferability of stock to individuals or entities qualified to be "S" Corporation shareholders. The agreement calls for annual distribution to shareholders of amounts not less than each shareholder's related tax liability pursuant to the "S" Corporation filing.

4. COMMITMENTS AND CONTINGENCIES

Lease

The Company leases office space at its main office in Jersey City, New Jersey and various other locations. Future minimum lease commitments are as follows:

Years Ended March 31,

2005	$ 479,000
2006	469,000
2007	337,000
	$1,285,000

Rent expense was approximately $530,000 for the year ended March 31, 2004.

Litigation

The Company has been named as a defendant relating to its activities as a broker-dealer including civil actions and arbitration. From time to time, the Company is also involved in proceedings and investigations by self-regulatory organizations. Although the ultimate outcome of these matters involving the Company cannot be predicted with certainty, management believes it has meritorious defenses to all such actions and intends to defend each of these actions vigorously. Although there can be no assurances that such matters will not have a material adverse effect on the results of operations or financial condition of the Company in any future period, depending in part on the results for such period, in the opinion of management of the Company the ultimate resolution of such actions against the Company will have no material adverse effect on the Company's financial condition.

5. NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At March 31, 2004, the Company had net capital of $7,668,117, which was $6,668,117 in excess of its required net capital of $1,000,000. The Company's percentage of aggregate indebtedness to net capital was 45.1% as of March 31, 2004.

6. SUBSEQUENT EVENT

The Company and its shareholders entered into an agreement dated January 6, 2003 whereby certain employees were granted an option to acquire 51% ("51% Option") of the outstanding shares of common stock from the Company's shareholders.

When the 51% Option is exercised, these employees may purchase all of the remaining outstanding shares of common stock ("100% Option") from the shareholders at such time, but not later than six months from the exercise of the 51% Option. The 100% Option was exercised on May 5, 2004 and the closing of the option is pending NASD approval of the proposed transfer. The Company may terminate the agreement if the NASD has not approved the transfer of control within 180 days of the filing of the application, however in the event the NASD requests that the application be withdrawn because of the lapse of 180 days from the original application, this agreement may not be terminated until the earlier of (i) 180 days following the filing of the new application or (ii) December 31, 2004.

Included in the agreement are employment clauses with four of the Company's current shareholders which call for a minimum term of 2 and ½ years for Nicole Wien, Lawrence Wien, and Brett Wien and a term of 2 years for Stephen Wien. The agreement also specifies minimum salary, commission payouts and fringe benefits.

Supplementary Information
Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934

As of March 31, 2004

WIEN SECURITIES CORP. **Schedule 1**

COMPUTATION OF NET CAPITAL UNDER RULE 15c-3-1 OF THE SECURITIES AND EXCHANGE COMMISSION MARCH 31, 2004

NET CAPITAL	
Stockholder's Equity	$ 8,664,310
Deductions and/or charges:	
Non-allowable assets	361,159
Net capital before haircuts on securities positions	8,303,151
Haircuts and undue concentration	635,034
NET CAPITAL	$ 7,668,117
MINIMUM NET CAPTIAL REQUIREMENT	$ 1,000,000
EXCESS OF NET CAPTIAL OVER MINIMUM REQUIREMENTS	$ 6,668,117
AGGREGATE INDEBTEDNESS	$ 3,459,456
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPTIAL	45.1%

Reconcilation with Company's computation (included in Part II of Form X-17A-5 as of March 31, 2004)

Net capital, as reported in Company's Part II (unaudited) FOCUS report	$ 7,930,349
Net audit adjustments	(262,232)
Net Capital per above	$ 7,668,117

See independent auditors' report

WIEN SECURITIES CORP. **Schedule 2**

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 MARCH 31, 2004

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k) (2) (ii) of the Rule.

Lilling & Company LLP

Certified Public Accountants

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER- DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

Board of Directors and Stockholders
Wien Securities Corp.
Jersey City, New Jersey

In planning and performing our audit of the financial statements and supplemental schedules of Wien Securities Corp. (the Company), for the year ended March 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to access whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the NASD, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Lilling + Company

CERTIFIED PUBLIC ACCOUNTANTS

May 17, 2004